Exhibit 99.2

CREDIT SUISSE GROUP PROPOSES THE ACQUISITION OF DONALDSON, LUFKIN & JENRETTE

[LOGO]

Dear Shareholders


Together with the publication of its first half 2000 results, which you find in the enclosed Interim Report, Credit Suisse Group announced the signing of an agreement with Donaldson, Lufkin & Jenrette for the combination of their businesses. Credit Suisse Group proposes to you the acquisition of Donaldson, Lufkin & Jenrette, a leading US-based investment bank and financial services provider, for a purchase price of USD 11.6 bn (CHF 19.7 bn), or USD 90.0 (CHF 153.0) per Donaldson, Lufkin & Jenrette share. This powerful combination significantly expands Credit Suisse First Boston's market share in global M&A, equity and corporate debt. In addition, Credit Suisse Group will expand its asset management and private banking business in the US, with assets under management increasing by USD 120 bn (CHF 204 bn) to a total of USD 842 bn (CHF 1,431 bn).

         Financial Terms

         Credit Suisse Group has agreed to pay USD 90.0 (CHF 153.0) per Donaldson, Lufkin & Jenrette share or USD 11.6bn (CHF 19.7bn) in total consideration. French insurer and asset manager AXA, holding approximately 72% of Donaldson, Lufkin & Jenrette together with its majority-owned subsidiary AXA Financial Inc., has agreed to sell its stake to Credit Suisse Group. AXA and AXA Financial Inc. will receive 30% of the consideration in cash and 70% in Credit Suisse Group shares. On or about 8 September 2000, Credit Suisse Group will commence a cash tender offer in the US for the approximately 28% held by Donaldson Lufkin & Jenrette's public shareholders. The board of Donaldson, Lufkin & Jenrette has voted in favour of the offer.

                  Overall, the purchase price for Donaldson, Lufkin & Jenrette is proposed to be paid half in cash and half in newly issued Credit Suisse Group shares.


         Strategic Rationale

         Together with Donaldson, Lufkin & Jenrette, Credit Suisse First Boston enhances its leadership position across all investment banking product areas. In addition, Credit Suisse Group's asset management and private banking businesses will be significantly expanded, particularly in the US.

                  Donaldson, Lufkin & Jenrette is a leading integrated investment and merchant bank, serving institutional, corporate, governmental and private clients. The company employs more than 11,000 people, whereof 83% in the US and the remainder in Europe, Latin America and Asia. Credit Suisse First Boston employs around 16,000 staff and is currently ranked among the top five investment banks. Donaldson, Lufkin & Jenrette's strengths in investment banking are highly complementary to Credit Suisse First Boston's activities.

                  In addition to its investment banking activities, Donaldson, Lufkin & Jenrette serves institutional and private high net worth clients through its financial services franchise, which includes high net worth asset management and investment services, online broker DLJDirect and the Pershing state-of-the art transaction processing capabilities.

                  Credit Suisse Group's assets under management will increase by USD 120 bn (CHF 204 bn) to a total of USD 842 bn (CHF 1,431 bn) as at 30 June 2000.


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Other transaction terms

Credit Suisse Group options will be issued to Donaldson, Lufkin & Jenrette employees in exchange for Donaldson, Lufkin & Jenrette options that they own. Additionally, Credit Suisse Group will fund a retention plan amounting to USD
1.2 bn (CHF 2.1 bn).

         Annual cost savings from the transaction are expected to range between USD 750 m to USD 1 bn (CHF 1.3 bn) pre-tax by 2002. Credit Suisse Group intends to take a restructuring charge of approximately USD 850 m (CHF 1.4 bn) in 2000. The Group expects the transaction to be neutral to cash earnings per share (before goodwill amortisation) in 2001, neutral to 2002 reported earnings per share and attractively accretive thereafter.

Extraordinary General Meeting of Shareholders

At an Extraordinary General Meeting of Shareholders, for which you will receive an invitation in the next few days, Credit Suisse Group will seek your approval for a capital increase consisting of up to 30 m shares of authorised capital and up to 12 m shares of conditional capital for completion of the transaction. Credit Suisse Group intends to keep the number of newly issued shares to a minimum and to repurchase shares for the purpose of funding the retention plan and other employee compensation plans.

         Furthermore, the Board of Directors of Credit Suisse Group has resolved that it will propose a share repurchase programme at the next Annual General Meeting of Shareholders on 1 June 2001.


The transaction is scheduled to close before year-end, possibly as early as end-October, after customary filings with authorities in Switzerland, the US, and the European Union.

         Upon completion of the transaction, Donaldson, Lufkin & Jenrette will be integrated into Credit Suisse First Boston. The Pershing operation of Donaldson, Lufkin & Jenrette will keep its name, while DLJDirect will be rebranded CSFBDirect and will remain outstanding as a tracking stock. In addition, Donaldson, Lufkin & Jenrette's two classes of preferred stock will also remain outstanding.

         Joe L. Roby, President and Chief Executive Officer of Donaldson, Lufkin & Jenrette, will become Chairman of business unit Credit Suisse First Boston. Allen Wheat will be President and Chief Executive Officer.

         This acquisition is consistent with Credit Suisse Group's strategy of being a global leader in financial intermediation and asset gathering and adds great value to the Group's core activities.


Yours sincerely,


Lukas Muhlemann,
Chief Executive Officer and
Chairman of the Board of Directors of
  Credit Suisse Group                                     Zurich, 31 August 2000


Important Legal Information

Credit Suisse Group and Donaldson, Lufkin & Jenrette, Inc. are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communications to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communications to the extent that they constitute soliciting materials.

Security holders of Donaldson, Lufkin & Jenrette should read the Tender Offer Statement on Schedule TO filed by Credit Suisse Group when it becomes available as it will contain important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents for free at the SEC's website http://www.sec.gov.